Mail Stop 4561

August 11, 2008

Mr. Mark S. Elliott
President
Premier Alliance Group, Inc.
4521 Sharon Road, Suite 300
Charlotte, NC 28211

> **Re: Premier Alliance Group, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **File No. 000-50502**

Dear Mr. Elliott:

      We have reviewed your response letter dated July 30, 2008 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2008.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 13

1.   We note that in your amended Form 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Disclosure controls and procedures include, "controls and procedures of an issuer that are designed to ensure that information <u>required to be disclosed</u> by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and <u>reported</u>, within the time periods specified in the Commission's rules and forms." Considering management's failure to provide its report on internal control over financial reporting, it is unclear to us

how you are able to continue to conclude that your disclosure controls and procedure are effective as of the end of the fiscal year. Please further amend the Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. If you continue to believe that your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion

****

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3408 if you have questions regarding these comments.

Sincerely,

Christine Davis
Assistant Chief Accountant